May 14, 2009
Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Phoenix Technologies Ltd. Form 10-K for the Fiscal Year Ended September 30, 2008 SEC File No. 000-17111
Dear Mr. Kronforst:
     We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated April 30, 2009 via facsimile, relating to Phoenix Technologies Ltd.’s (“Phoenix”) Form 10-K for the fiscal year ended September 30, 2008 (File No. 000-17111).
     We acknowledge that:
•	Phoenix is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Phoenix may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for the Fiscal Year Ended September 30, 2008
General
Comment:
1.	We are in receipt of your amended application for confidential treatment dated April 9, 2009 (Internal CF No. 22906) for portions of certain agreements filed as exhibits to your Form 10-K. We will transmit any comments we may have on your amended application under separate cover.

Response:
Pursuant to a telephone conversation between Katherine Wray, Staff Attorney, and Timothy Chu, General Counsel for Phoenix, on April 30, 2009, we understand that the Staff has no further comments to our amended application for confidential treatment, and we will file the agreement that was the subject of our amended application as an exhibit to a Form 10-K/A.
2.	In response to several of our prior comments, you have agreed to provide revised or expanded disclosure in “future filings” generally, in your Form 10-Q for the quarter ended March 31, 2009 (in response to prior comment 2), and in your Form 10-K for the fiscal year ended September 30, 2009 (in response to prior comment 3). In addition, you have indicated that you intend to amend your Form 10-K for the fiscal year ended September 30, 2008 and the Schedule 14A filed on December 10, 2008 to provide the required disclosures referenced in prior comments 5, 13 and 14. As an amendment would constitute a future filing, please tell us why you have not proposed to include all or a majority of the revised or additional disclosures in the 2008 Form 10-K, which you have indicated you intend to amend.
Response:
With respect to the Staff’s prior comment 2, we will include in the Form 10-K/A the cross-referenced information in a manner so as to fully address the requirements of Item 101(d) of Regulation S-K. We note to the Staff that we have already done so in our Form 10-Q for the quarter ended March 31, 2009, which was filed on May 1, 2009.
With respect to the Staff’s prior comment 3, we will include in the Form 10-K/A disclosure of the information required pursuant to Item 101(c)(1)(viii) of Regulation S-K.
With respect to the Staff’s prior comment 4, as we described to Maryse Mills-Apenteng, Staff Attorney, in a telephone conversation on May 11, 2009, we are concerned that revising the subheadings to each of our risk factors and then inserting the revised risk factors in the Form 10-K/A may confuse our investors and lead them to believe that the risk factors in our original Form 10-K were not substantively accurate or complete. We therefore believe it would be of greater benefit to our stockholders if we revised our risk factor subheadings in connection with our Form 10-K for the fiscal year ended September 30, 2009 or, if earlier, in connection with a registration statement or other filing requiring risk factor disclosures.
With respect to the Staff’s prior comment 5, as previously noted, we will include the disclosures required by Item 201(d) in the Form 10-K/A.
With respect to the Staff’s prior comment 8, we have included an enhanced discussion of cash flows and liquidity in our Form 10-Q for the quarter ended March 31, 2009. We believe that the discussion presented in the Form 10-Q filing offers investors the most up-to-date information on our cash flows and liquidity position, and do not believe providing a similar discussion in our Form 10-K/A filing will enhance investor understanding since the information will not be as current as the 10-Q discussion, and could therefore be misleading.
With respect to the Staff’s prior comment 9, we will provide in our next annual meeting proxy statement enhanced disclosure with respect to the calculation of any non-GAAP financial measures used in determining incentive bonus awards for our named executive officers and their reconciliation with our audited financial statements. We had understood the Staff’s request to apply to future definitive proxy statements and that the requested enhanced disclosure would not warrant an amended Schedule 14A. In addition, we note to the Staff that since the filing of our definitive proxy statement on December 10,

2008, our Compensation Committee has revised the determining factors used to calculate incentive bonus awards payable to our named executive officers in fiscal year 2009. Incentive bonus awards for the current fiscal year are now solely based upon achievement of Phoenix’s GAAP revenue objective for the fiscal year, and non-GAAP operating earnings are no longer a determining factor.
With respect to the Staff’s prior comment 10, we will disclose in our next annual meeting proxy statement the historical Company revenue and earnings targets that were used to determine cash bonuses for named executive officers. We had understood the Staff’s request to apply to future definitive proxy statements and that the requested disclosure would not warrant an amended Schedule 14A. For the Staff’s information, for fiscal year 2008, the GAAP annual revenue target used for determining incentive bonus awards was $69.5 million and the Non-GAAP operating earnings target was $9.4 million.
With respect to prior comment 11, Ms. Mills-Apenteng confirmed that it is not necessary to include in an amended Schedule 14A expanded discussion on the level of difficulty or likelihood of achieving target objectives. We will include such expanded discussion in our next annual meeting proxy statement.
With respect to prior comment 12, Ms. Mills-Apenteng confirmed that it is not necessary to amend the presentation of our bonus payments in the Summary Compensation Table in an amended Schedule 14A. We will disclose the bonus payments to our named executive officers in the non-equity incentive plan compensation column and the supplemental Grants of Plan-Based Awards Table in our next annual meeting proxy statement.
With respect to prior comment 13, Ms. Mills-Apenteng confirmed that it is not necessary to update our disclosure in an amended Schedule 14A. We will more clearly disclose all directors who served on the Compensation Committee during the fiscal year in our next annual meeting proxy statement.
With respect to prior comment 14, as previously noted, we will provide expanded disclosure under “Review, Approval or Ratification of Transactions with Related Persons” in the Form 10-K/A.
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me at (408) 570-1256.

Phoenix Technologies Ltd.
/s/ Richard W. Arnold
Richard W. Arnold
Chief Operating Officer and Chief Financial Officer

cc:	David Edgar — Staff Accountant Katherine Wray — Staff Attorney Maryse Mills-Apenteng — Staff Attorney

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